Exhibit 99.56

PRESS RELEASE

Trading Symbol: SVM.TO	May 31, 2007

Further Ten Percent Interest Acquired And High Grade Gold-Silver-Lead Veins Discovered at the HPG Gold-Silver-Lead Project, Henan, China

VANCOUVER, BRITISH COLUMBIA – May 31, 2007 - Silvercorp Metals Inc. ("Silvercorp") is pleased to provide an update on business development and exploration results for the HPG Gold (Au)-Silver (Ag)-Lead (Pb) Property. Exploration and mining at the HPG Property is being carried out through Silvercorp’s 60% subsidiary, Henan Huawei Mining Co. Ltd. (“Huawei”), a Sino-foreign joint venture company which holds the HPG Property and operates under a 30-year business license.

Business and Operation Update
Silvercorp has recently signed an agreement to purchase an additional 20% interest of the Huawei from its JV partner, HT Mining Co. Ltd (“HT Mining”), in which 10% interest will be held in trust for a shareholder of HT Mining. Total consideration for the 20% interest is $1.98 million with Silvercorp’s share of $990,000 paid in full. While government approval is expected to be received shortly, Silvercorp is now entitled to 70% interest of Huawei.

Since Silvercorp took over the HPG operations in early January 2007, an extensive exploration program budgeted at about $3 million for 2007 has been implemented. The program includes 15,000 metres (m) of tunneling, sinking two 200 m shafts, and 13,500 m of surface and underground drilling.

After several months of preparation, mining and milling operations have also been resumed at the HPG Property since May 1, 2007. The mining capacity at HPG has achieved approximately 200 tonnes per day, while the mill is operating at a capacity of about 250 tonnes per day to produce Au-Ag-Pb and zinc (Zn) concentrates. Sales of direct shipping Au-Ag-Pb ores and recovered concentrates since May 1st indicates a positive cash flow that will be more than enough to cover all the cost of mine expansion and the exploration program for the remainder of fiscal year 2007 at current mining and milling rates.

Exploration Update
Exploration activities have been focused on the most easily accessible veins such as H15 and H17, while other veins such as H5, H12, H13, H15-1, H20, H29, and H32 will also be explored through tunneling. Exploration and mine development in the HPG project area are conducted through 10 main access tunnels, PD2, PD3, PD630, PD638, PD698, PD720, HPD29, HPD30, HPD640, and HPD850. However, the majority of exploration and development work is being undertaken in PD3, in which four declines were developed from 600m to 340m elevations.

As of May 25th, 2007, a total of 2,445 meters (m) of exploration tunnels and a total of 4 surface drill holes totaling 750 m using 3 drill rigs have been completed. Based on this work, several new ore shoots were discovered and defined. The assay results from the tunnels are listed in the table below with drill holes results pending. Significant results from the tunnels are as follows:

  1.00m true width grading 1.15 grams per tonne (g/t) Au, 120 g/t Ag, 13.80% Pb from a tunnel at 420m elevation on the H15 Vein;

  tunneling intercepted 0.40m true width massive galena in H15-1 Vein grading 5.03 g/t Au, 766 g/t Ag, and 17.23% Pb at 735m elevation;

  2.50m true width massive galena containing 1.03 g/t Au, 415 g/t Ag and 50.89% Pb on H17 Vein at 360m elevation and a 4.4 m true width grading 3.37 g/t Au, 176 g/t Ag, 7.86% Pb, and 1.49% Zn; and,

  0.25m true width grading 125 g/t Ag, 26.19% Pb, and 1.28% Zn in the 688m elevation tunnel on the H32 vein.

H5 Vein
The vein was mapped out on surface about 480m in length, extends northeasterly and dips steeply to northwest. The width of the vein ranges from 0.25 to 1.70 m. A total of 171 m tunneling was completed on the H5 vein from 460m elevation through main access tunnel PD3.

H15-1 Vein
The vein features Au, Ag, and Pb mineralization. It extends northeasterly for over 340m in length and dips to northwest at approximately 70 degrees. Exploration work includes 129 m drift along the vein at 720m elevation in PD720 and 17.4 m drift along the vein at 630m elevation through PD630.

H15 Vein
A total of 427 m of tunneling were completed on the vein through main access tunnel PD3, PD630, and PD698. In PD3, 113 m of drift along the vein at 420m elevation expose significant Au, Ag, Pb and Zn mineralization for a true width being as wide as 1.40 m. The rest of tunneling were cross-cuts approaching the vein from 630m and 698m elevations.

H17 Vein
The focus of exploration work during the period was tunneling on the H17 vein. A total of 422 m were completed and majority of work was done through PD3 at 460m, 380m, and 340m elevations. Significant Au-Ag-Pb-Zn mineralization, including massive galena sheets, was exposed. At 380m elevation, a 4.4 m wide (true width) high grade pocket was intersected, containing 3.37 g/t Au, 176 g/t Ag, 7.86% Pb, and 1.49% Zn. At 720m level, 32 m of drifting exposed Au-Ag mineralization, averaging 6.02 g/t Au and 84.3 g/t Ag over 1.10 m true width.

H32 Vein
On the surface, the vein was mapped out for 240 m. The vein strikes north-south and dips to east at 60 to 70 degree of dipping angle. A total of 204 m of tunneling was done on the vein. At 688m elevation, 110 m of drift was developed along the vein through PD688. Through PD638, a 62 m raise was driven along the vein to the 688m level, and significant mineralization was intersected. Assay results from the raise samples are pending.

Table: Tunnel Assay Results

Mineralized Veins	Tunnels	Elavation (m)	True Width (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Ag Equiv* (g/t)	Ag Equiv* (oz/t)
H15	PD3-H15-420-NYM	420	1.00	0.47	51	4.06	3.22	382	12.27
	PD3-H15-420-NYM	420	1.30	1.23	84	9.45	1.42	566	18.20
	PD3-H15-420-NYM	420	1.00	1.56	68	1.60	2.55	277	8.91
	PD3-H15-420-NYM	420	1.00	1.15	120	13.80	0.11	722	23.22
	PD3-H15-420-NYM	420	1.00	2.94	69	3.19	2.10	341	10.98
H15-1	PD720-H15-1-735- NYM	735	0.40	1.43	65	2.68	0.24	207	6.67
	PD720-H15-1-735- NYM	735	0.40	3.16	37	0.68	0.15	114	3.66
	PD720-H15-1-735- NYM	735	0.30	1.72	216	5.33	0.14	469	15.09
	PD720-H15-1-735- SYM	720	0.80	14.40	81	0.85	0.33	318	10.22
	PD720-H15-1-735- SYM	720	0.70	0.05	175	0.60		201	6.46
	PD720-H15-1-735- SYM	720	0.40	5.03	766	17.23	0.08	1561	50.20
	PD720-H15-1-735- SYM	720	0.40	1.23	90	2.87		227	7.30
H17	PD3-H17-380-SYM- CM1	380	4.40	3.37	176	7.86	1.49	622	20.00
	PD3-H17-360-YM	360	2.70	0.54	324	29.53	0.23	1652	53.11
	PD3-H17-360-YM	360	2.50	1.03	415	50.89	0.09	3404	109.43
	PD3-H17-360-YM	360	3.10	1.88	76	2.95	0.33	620	19.93
	P03-H17-360-YM	360	0.40	0.73	48	15.11	0.36	102	3.26
	PD3-H17-360-YM	360	2.00	0.26	79	28.87	0.09	217	6.96
	PD3-H17-340-SYM	340	0.15	2.45	126	4.35	4.86	572	18.39
	PD3-H17-340-SYM	340	0.35	0.87	319	19.64	25.11	2351	75.57
	PD3-H17-340-SYM	340	1.10	0.15	41	3.58	0.92	237	7.63
	PD3-H17-340-SYM	340	0.30	1.07	121	37.17	6.36	2005	64.47
	PD3-H17-340-SYM	340	1.00	0.76	96	1.36	1.67	243	7.81
	PD3-H17-340-SYM	340	1.45	0.91	57	3.35	3.76	389	12.50
	PD3-H17-340-SYM	340	0.90	5.21	208	16.80	4.79	1211	38.94
	PD3-H17-340-SYM	340	1.00	1.45	89	18.86	3.38	1064	34.21
	PD3-H17-340-SYM	340	1.00	5.79	351	3.00	5.03	791	25.43
H32	PD688-H32-688-NYM	688	0.10	0.14	24	3.82	0.03	188	6.05
	PD688-H32-688-NYM	688	0.10	0.27	72	17.20	0.90	844	27.13
	PD688-H32-688-NYM	688	0.80	0.19	27	2.47	0.06	136	4.37
	PD688-H32-688-NYM	688	0.50	1.82	347	12.32	0.10	895	28.79
	PD688-H32-688-NYM	688	0.35	1.37	234	11.62	1.20	799	25.68

	PD688-H32-688-NYM	688	0.25	0.23	125	26.19	1.28	1294	41.60
	PD688-H32-688-NYM	688	0.35	0.23	74	12.34	0.26	610	19.60
	PD688-H32-688-NYM	688	0.15	0.67	59	1.32	0.53	148	4.76
	PD688-H32-688-NYM	688	0.20	0.57	92	15.68	0.86	802	25.78
	PD688-H32-688-NYM	688	0.15	0.49	143	14.65	1.37	832	26.76
	PD688-H32-688-NYM	688	0.20	3.46	77	14.82	0.08	751	24.13

*Ag Equivalent is calculated on the basis of US$6.5/oz Ag, US$400/oz Au, US$0.40/lb for Pb, and US$0.45/lb for Zn. Calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

Re-Appointment of Myles Gao as President
Effective July 16, 2007, upon completion of her current employment contract with Silvercorp, Ms. Cathy Fong will cease to be the President of Silvercorp. Mr. Myles Gao will resume the position as President of Silvercorp, which he previously held from March 2003 to August 2006. Silvercorp would like to thank Ms. Fong for her efforts and hard work over the past two years for Silvercorp, and wishes her well in her future endeavours.

Myles Gao is a Director of Silvercorp, General Manager of the Ying Silver Mines, and Executive Director of Huawei. Mr. Gao, a professional geologist, has worked in the mineral resource industry since 1983, is a member of the Association of Professional Geoscientists of Ontario and a member of the Association of Professional Engineers and Geoscientists of British Columbia.

Quality Control
Rock samples were collected by channel sampling the face of the undercut drifts. The channels were usually cut 10 cm in width and 5 cm in depth producing a sample weighing approximately 2 kg to 10 kg for each 0.10 to 1.00 m interval depending on the thickness of mineralization. Drill cores are NQ size and drill core samples were taken from sawn half core limited by apparent massive galena sheet contact or shear/alteration contact.

The Company has implemented a quality control program to ensure best practice in sampling and analysis of the tunnel samples. The samples are shipped directly in security sealed bags to two labs: Analytical Lab of No. 6 Team of Henan Non-Ferrous Metals Geological and Mineral Resources Bureau in Luoyang located 125km by road northeast of the HPG Project Area and the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well-regarded analytical laboratory in Langfang, Hebei Province near Beijing.

The sample preparation consists of drying, crushing, and splitting of the sample to 150 grams, then the sample is pulverized to 200 mesh. Au, Ag, Pb and Zn were analyzed by a 3 hour hot aqua regia digestion on 30 gram samples with an AA finish.

Myles Gao, P.Geo, is the Qualified Person on the project under NI 43-101.

SILVERCORP METALS INC.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.